UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-33632	Commission file number 000-56727

Brookfield Infrastructure Partners L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD INFRASTRUCTURE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Exhibit 99.1 included in this Report on Form 6-K is incorporated by reference into Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.’s registration statement on Form F-3 filed with the Securities and Exchange Commission (File Nos. 333-278738 and 333-278738-01) except for the management quotation appearing in the third paragraph of Exhibit 99.1 and the sections underneath the titles “Conference Call and Quarterly Earnings Details”, “Additional Information” and “About Brookfield Infrastructure”, and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Title

99.1	Press Release dated January 29, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Infrastructure Partners L.P.
by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: January 29, 2026	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: January 29, 2026	By:	/s/ Michael Ryan
Name: Michael Ryan
Title: General Counsel and Corporate Secretary